REVOLUTIONS MEDICAL CORPORATION
670 MARINA DRIVE, 3RD FLOOR
CHARLESTON, SC 29492

December 18, 2009

Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:           Revolutions Medical Corporation
                          Form 10-K for the Year Ended December 31, 2008
                          Filed March 31, 2009
                          File No. 000-28629

Dear Mr. Vaughn:

By letter dated November 18, 2009, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation (“Revolutions Medical” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10-K filed on March 31, 2009 and its quarterly report (the “Quarterly Report”) of Form 10-Q filed November 16, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2008

Item 6. Plan of Operation, page 16

1.	Please revise your disclosure here and in future filings, including any amendment to this filing, to include a discussion of your results of operations. Refer to Item 303(A)(3) of Regulation S-K.

RESPONSE: We have prepared a discussion of our results of operations and have included this discussion in the amended Form 10-K, Plan of Operation. We will include this discussion in future filings as required by Item 303(A)(3). (See Exhibit I).

Item 8A. Controls and Procedures, page 17

2.	Please amend your filing to disclose management’s conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2008. Refer to Item 307 of Regulation
S-K.

RESPONSE: We have revised our disclosure in the amended Form 10-K for the year ended December 31, 2008 to disclose management’s conclusion as to the effectiveness of our disclosure controls and procedures as of December 31, 2008 (See Exhibit II).

3.
We note your management concluded that your internal controls over financial reporting were ineffective as of December 31, 2007. However, we do not see where you have made a clear and definitive statement as to whether your internal control over financial reporting was effective or not effective as of December 31, 2008, which is the end of your most recent fiscal year. Please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of December 31, 2008.  Refer to Item 308T(a)(3) of Regulation S-K.

RESPONSE: We have revised the disclosure in the amended Form 10-K to clarify that we believe internal controls over financial reporting were ineffective as of December 31, 2008 as a result of material weaknesses in our internal control structure (See Exhibit II).

4.
Further to the above, we note your disclosure of several material weaknesses identified with respect to your internal control over financial reporting.  Please revise future filings, including any amendment to this Form 10-K, to disclose management’s plans, if any, or actions already undertaken for remediating the deficiencies identified.

RESPONSE: We have revised the disclosure the amended Form 10-K to explain management’s plans for remediation of the material weaknesses.  We will revise this disclosure in all future filings (See Exhibit II).

Index to Financial Statements, page 21

Report of Independent Registered Public Accounting Firm, page 22

5.
Please have your auditor revise its opinion paragraph in future filings, including any amendment to this filing, to refer to accounting principles generally accepted in the United States of America rather than generally accepted accounting principles.

RESPONSE: The auditor has revised its opinion in this amended filing to refer to accounting principles generally accepted in the United States of America.  Further, the auditor will opine on future filings using accounting principles generally accepted in the United States of America (See Exhibit III).

Notes to Financial Statements, page 31

Note 1. Summary of Significant Accounting Policies, page 31

Long-lived assets, page 32

6.
Please revise future filings to disclose how you evaluate your goodwill for impairment.  With a view toward providing greater insight into the risk of future goodwill impairment charges, please revise this disclosure in future filings, including any amendment to this filing, to address the following:

•	Describe the methods and key assumptions used and how the key assumptions were determined;

•	Discuss how you weight each of your fair value methodologies and your basis for the weighting;

•
Discuss the degree of uncertainty associated with the key assumptions.  In this regard, describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions;

•	To the extent the valuation assumptions and methodologies used for valuing goodwill change in future periods, disclose the reasons for the changes and the impact of the changes.

RESPONSE: The Company will amend this filing and all future filings, as requested, to disclose all of the information noted above related to our annual impairment testing of goodwill (See Exhibit XV).

Note 4. Other Commitments and Contingencies, page 34

7.
We note from your disclosures on page 35 that you entered into an agreement within your former chief executive officer to settle prior outstanding obligations through the issuance of your common stock on a quarterly basis starting in May 8, 2008.  We further note that the value of the common stock is determined based on the market price of the ten day average price following May 8, 2008 through May 18, 2008.  Please revise this note in future filings, including any amendment to this filing, to explain how you are accounting for this agreement.  Cite the accounting literature relied upon and how you applied the literature to your situation.

RESPONSE:  The disclosure should have indicated that the stock would be issued each quarter for one year, and per the agreement the stock would be valued based on 10 day market value averages calculated each quarter for the appropriate ten days during the quarter.  The stock was issued without exception under terms of the contract on May 2008 and August 2008 in exchange for satisfaction of a portion of the note payable.  We calculated the value of the stock based on the ten day average price each quarter as required.  In November 2008, the Company was notified that a restraining order had been issued against the former CEO by the State of Oklahoma and the Securities Exchange Commission and we should not issue additional shares of stock until further notice.  After this issue was settled, the remaining 666,828 were issued in exchange for satisfaction of the remaining note payable and were valued at the ten day average in each of the applicable quarters through May 2009.  The Company used ASC 470-50 as the accounting guidance for the transaction and believes the debt was extinguished each quarter as it was converted to common stock based on the agreement with the former CEO.  We have revised the wording in the amended 10-K filing to explain our accounting for the transaction (See Exhibit IV).

Note 5. Preferred Stock and Common Stock Transactions, page 35

8.
We note here and throughout the filing that you have issued stock options and other equity instruments to non-employees during fiscal 2007 and 2008.  Please revise your note in future filings to disclose your accounting policy for equity instruments issued to non-employees.  Refer to 718-10 and 505-50 of the FASB Accounting Standard Codification.

RESPONSE:  The Company will revise our accounting policy footnote in future filings to disclose accounting policy for equity instruments issued to non-employees in future filings.  We will refer to ASC 718-10 and 505-50 as accounting guidance in valuation of services of services rendered based on the fair value of the equity securities issued.

Note 6. Stock Options and Warrants Outstanding, page 37

9.
Please revise this note in future filings to disclose the valuation model used to value your outstanding stock options and warrants.  Within your discussion, please revise future filings to explain how you determined the assumptions utilized in your valuation model including the volatility, risk free interest rate, expected life, etc.  Refer to the guidance in 718-10-50-2 of the FASB Accounting Standard Codification.

RESPONSE: The Company will revise this note in all future filings to disclose all assumptions used in the black-scholes model to value stock options and warrants.

Exhibit 31.1

10.
We note here and within your March 31, June 30 and September 30, 2009 Forms 10-Q that your certifications are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  Please amend your filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

RESPONSE: The Company has revised the form of all referenced filings above in order to comply with the exact form prescribed by Item 601(b)(31) of Regulation S-K (See Exhibits V, VI, VII, VIII).

Exhibit 32.1

11.
We note that your certification furnished pursuant to Rule 13a-14(b) of the Exchange Act refers to the Form 10-KSB for the fiscal year ending December 31, 2007.  Please amend your filing to include a currently signed and dated certification that references the appropriate annual report.  The amendment should include the entire filing with the revised certification.

RESPONSE: The Company has amended the filing in order to include a currently signed and dated certification referencing the appropriate annual report (See Exhibits IX, X, XI, XII).

Form 10-Q for the Quarter Ended September 30, 2009

Item 4. Controls and Procedures, page 16

12.
We note that you concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2009 even though your assessment identified three material weaknesses.  We note similar disclosures within your March 31 and June 30, 2009 Forms 10-Q.  Considering these material weaknesses, please explain to us how you reached a conclusion that your disclosure and controls were effective at March 31, June 30 and September 30, 2009.  Refer to Item 307 of Regulation S-K.

RESPONSE: Based on the persistence of the material weaknesses in the Company’s disclosure and control procedures, the principal executive officer has revised his opinion that such procedures were effective to the reasonable assurance level at the time such quarterly periods ended.  Concurrently with such determination, we have revised this filing as well as the quarterly filings on March 31, June 30 and September 30, 2009 to reflect such determination (See the disclosure in Exhibit II – such disclosure will be re-filed in each quarterly report with appropriate dates).

13.
We further note here and within your March 31 and June 30, 2009 Forms 10-Q that you refer to an amendment of your interim financial reports related to the accounting for acquired technology that did not have viable alternative uses.  It appears that this disclosure relates to amendments to prior Forms 10-Q that were filed in February 2008.  Please revise future filings, including any amendments to these filings, to update the disclosures as appropriate.

RESPONSE: The Company has revised the disclosures in the March 31 and June 30, 2009 amended Forms 10-Q to update disclosures related to the accounting for acquired technology that did not have viable alternative uses (See Exhibits XIII and XIV).

Further, the Company acknowledges that:

 (i)  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer

EXHIBIT I

Plan of Operation for the Next Twelve Months

(i) Cash Requirements

LIQUIDITY, CAPITAL RESOURCES AND CASH REQUIREMENTS

As of December 31, 2008, the Company did not have and continues to not have sufficient cash to pay present obligations as they become due. We are searching for additional financing to generate the liquidity necessary to continue our operations. Due to current economic conditions and the Company's risks and uncertainties, there is no assurance that we will be able to raise any additional capital on acceptable terms, if at all. Because of these uncertainties, the auditors have expressed substantial doubt about our ability to continue as a going concern. We do not presently have any investment banking or advisory agreements in place and due to the Company's risks and uncertainties, there is no assurance that we will be successful in establishing any such agreements. Even if such agreements are established, there is no assurance that they will result in any funding. If we obtain additional funds by selling any of our equity securities or by issuing common stock to pay current or future obligations, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or the equity securities may have rights preferences or privileges senior to the common stock. If adequate funds are not available to us on satisfactory terms, we may be required to cease operating or otherwise modify our business strategy. See “RISK FACTORS.”

Because we do not currently generate any cash from operations and have no credit facilities available, our only means of funding is through the sale of our common stock. We presently have 250,000,000 shares of common stock authorized, of which 26,883,195 shares were issued and outstanding as of March 17, 2009. If we obtain additional funds by selling any of our equity securities or by issuing common stock to pay current or future obligations, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or the equity securities may have rights preferences or privileges senior to the common stock. If adequate funds are not available to us when needed on satisfactory terms, we may be required to cease operating or otherwise modify our business strategy.

(ii) Product Development and Research Plan for the Next Twelve Months

If the Company raises the necessary funds, the Company plans to complete the development and beta testing of the Color MRI software.

(iii) Expected Purchase or Sale of Plant and Significant Equipment.

None.

(iv) Expected Significant Changes in the Number of Employees

None.

EXHIBIT II

ITEM 8A. CONTROLS AND PROCEDURES

The Company's disclosure controls and procedures are designed to ensure (i) that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms; and (ii) that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our  principal executive officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 and concluded that the disclosure controls and procedures were not effective as a whole, and that the deficiency involving internal controls constituted a material weaknesses as discussed below.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f). A system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company's management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2008, based on the criteria established in a report entitled “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission” and the interpretive guidance issued by the Commission in Release No. 34-55929. Based on this evaluation, the Company's management has evaluated and concluded that the Company's internal control over financial reporting was ineffective as of December 31, 2008 and identified the following material weaknesses:

·
There is a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles in the US (“GAAP”) and the financial reporting requirements of the Securities   and Exchange Commission.

·
There are insufficient written policies and procedures to insure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements.

·	There is a lack of segregation of duties, in that we have limited resources performing all accounting-related duties.

Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, our management believes that the consolidated financial statements included in its reports fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented.

The Company will continue its assessment on a quarterly basis and as soon as we start operations, , we plan to hire  personnel and resources to address these material weaknesses. We believe these issues can be solved with hiring in house accounting support and plan to do so as soon as we have funds available for this.   There has been no change in its internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. The Company's registered public accounting firm was not required to issue an attestation on its internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission.

The Company will continue to evaluate the effectiveness of internal controls and procedures on an on-going basis.

EXHIBIT III

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders  of
Revolutions  Medical Corporation  (formerly  Maxxon, Inc.)
Tulsa, Oklahoma

To the Board of Directors:

We have audited the accompanying consolidated balance sheets of Revolutions Medical Corporation (formerly Maxxon, Inc.) (a development stage company) for the years ended December 31, 2008 and 2007, and the related statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2008 end 2007 and for the period from December 16, 1996 (inception) to December 31, 2008. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxxon, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 and for the period from December 16, 1996 (inception) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sutton Robinson Freeman & Co., P. C.
Sutton Robinson Freeman & Co., P. C.
Certified Public Accountants

March 30, 2009

Tulsa, Oklahoma

EXHIBIT IV

Mutual Release and Settlement Agreement with Former CEO

On April 14, 2006, the Company and its former CEO entered into a mutual release and settlement agreement, pursuant to which the Company issued to the former CEO a promissory note for $203,920 (amount outstanding at December 31, 2007) and a warrant to purchase up to 12,913,239 shares of common stock at $0.001 per share on or before April 14, 2010. In addition, the mutual release and settlement provides for continued indemnification of the former CEO and mutual releases. The note, which is unsecured and is presently in default, bears interest at 18% per year as the note was due April 14, 2007. As of December 31, 2007, the Company had accrued interest payable of $91,176, but at December 31, 2008, that accrued interest had been reduced to $41,469 due to partial repayment as discussed below. The warrant is exercisable only to the extent that the number of shares of common stock exercised plus the number of shares presently owned by the warrant holder does not exceed 4.99% of the outstanding shares of Common Stock of the Company on such date. The exercise limit is revocable by the warrant holder upon 75 days prior notice to the Company. During the three months ended March 31, 2006, the former CEO exercised warrants to purchase 6,000,000 shares of common stock. The exercise price of $6,000 was paid by reducing the principal balance of the promissory note by $6,000. During 2007, the Company issued 345,662 shares of common stock upon the exercise of a warrant. The exercise price of $6,913 was paid by reducing the principal balance of the promissory note payable by the Company.

On April 8, 2008, the Company entered into a Memorandum of Understanding with its former CEO to settle this outstanding obligation through the issuance of its common stock on a quarterly basis commencing May 8, 2008, for one year. The value of the issuance of the common stock will be determined by the market value of the ten day average price at the time of each quarterly issuance of common stock.   During 2008, the Company issued 271,491 shares at a total value of $133,030 to partially repay this debt.

EXHIBIT V

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Rondald L. Wheet, certify that:

1.	I have reviewed this Form 10-Q of Revolutions Medical Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financing reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: [____________ ___], 2009                                     /s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation

EXHIBIT VI

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Rondald L. Wheet, certify that:

1.	I have reviewed this Form 10-Q of Revolutions Medical Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financing reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: [____________ ___], 2009                                     /s/ Rondald L. Wheet
Rondald L. Wheet
Chief Financial Officer
Revolutions Medical Corporation

EXHIBIT VII

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with this Quarterly Report of Revolutions Medical Corporation (the “Company”) on Form 10-Q for the period ending [________  ___], 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Rondald L. Wheet, Chief Executive Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

1. Such Quarterly Report on Form 10-Q for the period ending [________  ___], 2009, fully complies withthe requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in such Quarterly Report on Form 10-Q for the period ending [___________], 2009, fairly presents, in all material respects, the financial condition and results of operations ofRevolutions Medical Corporation.

Date: [________  ___], 2009                              /s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation

EXHIBIT VIII

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with this Quarterly Report of Revolutions Medical Corporation (the “Company”) on Form 10-Q for the period ending [________  ___], 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Rondald L. Wheet, Chief Financial Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

1. Such Quarterly Report on Form 10-Q for the period [____________  ___], 2009, fully complies with therequirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in such Quarterly Report on Form 10-Q for the period ending [_______________], 2009, fairly presents, in all material respects, the financial condition and results of operations ofRevolutions Medical Corporation.

Date: [_________  ___], 2009                           /s/ Rondald L. Wheet
Rondald L. Wheet
Chief Financial Officer
Revolutions Medical Corporation

EXHIBIT IX

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Rondald L. Wheet, certify that:

1.	I have reviewed this Form 10-K of Revolutions Medical Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financing reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 30, 2009                                                           /s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation

EXHIBIT X

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Rondald L. Wheet, certify that:

1.	I have reviewed this Form 10-K of Revolutions Medical Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods present in this report;

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financing reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involved management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 30, 2009                                                           /s/ Rondald L. Wheet
Rondald L. Wheet
Chief Financial Officer
Revolutions Medical Corporation

EXHIBIT XI

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Revolutions Medical Corporation (the “Company”) on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Rondald L. Wheet, Chief Executive Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

1. Such Annual Report on Form 10-K for the year ended December 31, 2008, fully complies withtherequirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in such Annual Report on Form 10-K for the year ended December 31, 2008,fairly presents, in all material respects, the financial condition and results of operations of RevolutionsMedical Corporation.

Date: March 30, 2009                                           /s/ Rondald L. Wheet
Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation

EXHIBIT XII

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report of Revolutions Medical Corporation (the “Company”) on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Rondald L. Wheet, Chief Financial Officer of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

1. Such Annual Report on Form 10-K for the year ended December 31, 2008, fully complies withtherequirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in such Annual Report on Form 10-K for the year ended December 31, 2008,fairly presents, in all material respects, the financial condition and results of operations of RevolutionsMedical Corporation.

Date: March 30, 2009                                           /s/ Rondald L. Wheet
Rondald L. Wheet
Chief Financial Officer
Revolutions Medical Corporation

EXHIBIT XIII

ITEM 4. CONTROLS AND PROCEDURES

Pursuant to rules adopted by the SEC as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company's management, with the participation of the CEO/CFO, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules13a-15(e)) as of March 31, 2009. Based on that evaluation, the Company's CEO/CFO concluded that, as of that date, the Company's disclosure controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, were effective at the reasonable assurance level. However, management's assessment identified the following material weaknesses:

-
As of March 31, 2009, there was a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles (“GAAP”) in the US and the financial reporting requirements of the Securities and Exchange Commission.

-
As of March 31, 2009, there were insufficient written policies and procedures to insure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements.

-	As of March 31, 2009, there was a lack of segregation of duties, in that we limited resources performing all accounting-related duties.

Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, our management believes that the consolidated financial statements included in its reports fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented.

The Company also disclosed these weaknesses in our Form 10-K filed on March 31, 2009. We continue to evaluate the effectiveness of internal controls and procedures on an on-going basis. We plan to further address these issues once we commence operations and are able to hire additional personnel in financial reporting.

EXHIBIT XIV

ITEM 4. CONTROLS AND PROCEDURES

Pursuant to rules adopted by the SEC as directed by Section 302 of the Sarbanes-Oxley Act of 2002, the Company's management, with the participation of the CEO/CFO, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules13a-15(e)) as of June 30, 2009. Based on that evaluation, the Company's CEO/CFO concluded that, as of that date, the Company's disclosure controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, were effective at the reasonable assurance level. However, management's assessment identified the following material weaknesses:

-
As of June 30, 2009, there was a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles (“GAAP”) in the US and the financial reporting requirements of the Securities and Exchange Commission.

-
As of June 30, 2009, there were insufficient written policies and procedures to insure the correct application of accounting and financial reporting with respect to the current requirements of GAAP and SEC disclosure requirements.

-	As of June 30, 2009, there was a lack of segregation of duties, in that we limited resources performing all accounting-related duties.

Notwithstanding the existence of these material weaknesses in our internal control over financial reporting, our management believes that the consolidated financial statements included in its reports fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented.

The Company also disclosed these weaknesses in our Form 10-K filed on March 31, 2009. We continue to evaluate the effectiveness of internal controls and procedures on an on-going basis. We plan to further address these issues once we commence operations and are able to hire additional personnel in financial reporting.

EXHIBIT XV

Goodwill

The Company acquired 100% of the outstanding stock of Clear Image in two transactions.  The total amount of goodwill from these two transactions was $23,276 which is attributable to the “Color MRI Technology” acquired.

The Company does not amortized goodwill, but tests it at least annually for recoverability.  The determination of whether impairment has occurred is based on management’s assessment of the marketability of the technology.  Based on the fact this technology has not yet been introduced to potential customers and revenue has not yet been recognized, management still believes the goodwill not to be impaired at this time.  This assessment by management is subject to change once the technology is marketed.